Mail Stop 3561

March 12, 2007

Tom D. Kilgore
Chief Executive Officer
Tennessee Valley Authority
400 W. Summit Hill Drive
Knoxville, Tennessee 37902

>   **Re:**   **Tennessee Valley Authority**
>   **Form 10-K for the fiscal year ended September 30, 2006**
>   **Filed December 15, 2006**
>   **File No. 0-52313**

Dear Mr. Kilgore:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 6

Regulation, page 21

Securities and Exchange Commission, page 21

1. Please disclose, here or in an appropriate section, that as an agency and instrumentality of the United States, the offer and sale by you of your debt is exempt from registration under the Securities Act, and that your securities are within the definition of exempted securities and government securities under the Exchange Act. In addition, discuss your exemption from the Trust

Indenture Act of 1939 and that you are not subject to the ownership reporting, proxy and tender offer rules. We note that on page 126 you have already disclosed that you are exempted by section 37 from complying with section 10A(m)(2) of the Exchange Act.

Federal Energy Regulatory Commission, page 21

2. Please revise to discuss how FERC regulation affects your activities.

Item 1A. Risk Factors, page 26

3. Please discuss the following risks related to your debt:

- Please disclose that your debt is not backed by the full faith and credit of the United States;

- Describe the liquidity risk for any debt securities that are not publicly traded; and

- Describe any legal limitations for banks investing in your debt.

Operational Risks, page 28

4. Please discuss the risks of purchased power price volatility and provider unreliability.

Selected Financial Data, page 38

Net Cash Flow, page 39

5. It appears that net cash flow is a non-GAAP liquidity measure that may be prohibited by Item 10(e) of Regulation S-K since it excludes items that required, or will require, cash settlement. In particular, it appears the exclusion of energy prepayments may be prohibited by this guidance. In this regard, please explain to us why you believe this measure is permitted by Item 10(e)(1)(ii)(A) of Regulation S-K and explain to us the significance of adding back energy prepayments in arriving at this liquidity measure. We assume you are adding back the line item "Prepayment credits applied to revenue," which we understand to be revenue in the current period that was received in cash in prior periods. If we are incorrect in our understanding, please clarify it. Please be detailed in your explanation or remove the measure. If we concur that this measure is permitted, please revise your disclosures as follows:

- Rather than your current presentation, clearly reconcile net cash flow to cash from operating activities.

- Present cash flows from operating, investing and financing activities alongside the measure. See Question 12 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," available on our website at www.sec.gov.

- Disclose the reasons why you believe net cash flow provides useful information to investors regarding your financial condition and results of operations and any additional purposes for which management uses this non-GAAP measure.

- Disclose that the non-GAAP measure should not be considered as an alternative to cash from operating activities, which is determined in accordance with GAAP, as a measure of liquidity.

Total Financing Obligations, page 40

6. Please disclose the components of "Financial Obligations" such that a reader can recompute the amount from the balance sheet. Additionally, please disclose the reasons why you believe "Total Financing Obligations" provides useful information to investors regarding your financial condition and results of operations and discuss any additional purposes for which management uses this non-GAAP measure. See Items 10(e)(1)(i)(B) and 10(e)(1)(i)(C) of Regulation S-K.

Item 7. Management's Discussion and Analysis…, page 42

7. Please revise to discuss your portfolio of outstanding debt securities. We note that you provide some of this information beginning on page 100. Please also describe any material terms, including financial or restrictive covenants, rights and preferences. Please indicate whether any bonds are publicly traded and identify the market. Please also include credit rating information for each bond, if applicable.

Commitments and Contingencies, page 50

8. Under "payment to U.S. Treasury," please disclose the amounts to be paid in connection with the appropriation investment and the treasury note separately.

Statements of Cash Flows, page 77

9. As the significant length of the energy prepayment agreement suggests that the prepayment is akin to a financing, please explain to us how you concluded it was appropriate to classify the $1.5 billion proceeds from energy prepayments as an operating activity as opposed to a financing activity. Please be detailed in your response.

Note 1. Summary of Significant Accounting Policies, page 79

Reclassifications, page 80

10. Please explain to us your basis for netting customer prepayments against accounts receivables. Ensure your response addresses whether you have a legal right of setoff as described in FIN 39. Furthermore, explain to us why the classification of these prepayments differs from the energy prepayments from Memphis Light, Gas, and Water Division, which are classified as liabilities. In this regard you may want to explain to us the nature of the various types of prepayments, including discounted energy units, to the extent there is more than one.

Revision to Statements of Cash Flows, page 80

11. As the payment of interest represents a cash outflow, we believe the cash interest underlying the allowance for funds used during construction (AFUDC) represents an investing cash outflow. In this regard, please explain to us the meaning of your disclosure that you report AFUDC as a noncash component of investing activities. Otherwise, revise your disclosure accordingly.

Accounts Receivable, page 80

12. Please explain to us why you treated the change in the methodology for estimating unbilled revenue for electricity sales in fiscal 2003 as a cumulative effect of a change in accounting principle while it appears you treated a similar change in this methodology in fiscal 2006 as a change in accounting estimate.

Note 13. Commitments and Contingencies, page 110

Legal Proceedings, page 114

13. We note your disclosure that you are involved in various claims amounting to approximately $54 million, of which you have accrued $28 million. It is unclear how these amounts relate to the cases described following this disclosure. For each case, please clearly disclose the amount accrued or, for those losses only reasonably possible, an estimate of the loss or range of loss or state that such an estimate cannot be made. See paragraphs 9-10 of SFAS 5.

Item 9A. Controls and Procedures, page 121

14. The principal executive and principal financial officers, or persons performing similar functions, are required to disclose their conclusions regarding the effectiveness of your disclosure controls and procedures. See Item 307 of Regulation S-K. Your disclosure sets forth the conclusions of the Interim Chief Financial Officer, but it is unclear whether you have included the principal executive officer's conclusions regarding effectiveness. We note that Mr. Kilgore was appointed Chief Executive Officer in October 2006 following your fiscal year end. However, based on the response letter dated February 28, 2006 that you e-mailed to us on June 13, 2006, we understand that there was an acting Chief Executive Officer as of March 31, 2006. Please revise to include the principal executive officer's conclusions regarding effectiveness, disclose the date that Mr. Kilgore was appointed Chief Executive Officer, and state, if true, that Mr. Kilgore was appointed Chief Executive Officer after the evaluation was performed.

15. We note that in the fifth paragraph you state: "[e]xcept for the efforts taken and currently underway as described above, there have been no changes…." Please revise to state clearly, if correct, that there *were* changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Item 10. Directors and Executive Officers of the Registrant, page 122

Other Committees, page 126

16. If applicable, provide the disclosure required by Item 407 of Regulation S-K
    to the extent required for an entity that does not have outstanding equity
    securities and as limited by the Tennessee Valley Authority no-action letter
    dated December 14, 2006.

Item 11. Executive Compensation, page 126

17. Please note that you must comply with all of the new executive compensation
    and related person disclosure rulemaking, since you have chosen to comply
    early with these rules. Refer to Questions 2 and 3 in the Executive
    Compensation and Related Person Disclosure Transition Questions and
    Answers and Securities Act Release No. 8732A. In this regard, please include
    the executive and director compensation tables set forth in Item 402 of
    Regulation S-K. We note that you have provided a director compensation
    table that differs from the table required by Item 402(k) of Regulation S-K
    and that you have not included the new summary compensation table, grants
    of plan-based awards table, pension benefits table or nonqualified deferred
    compensation table required by Item 402(c), (d), (h) and (i) of Regulation S-
    K. Please include the disclosure required by Item 404(b) of Regulation S-K
    regarding your policies and procedures for the review, approval or ratification
    of related person transactions.

Executive Compensation, page 128

18. Please include a section entitled "Compensation Discussion and Analysis" and
    expand your overview to provide additional analysis about your compensation
    objectives and policies. Refer to Item 402(b)(1) and (2).

19. As discussed above, we understand that you appointed an acting Chief
    Executive Officer as of March 31, 2006. If the acting Chief Executive Officer
    was a person other than Mr. Kilgore, you should provide Item 402 disclosure
    for that person. See Item 402(a)(4) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, page 136

20. Please describe the terms of the appropriation investment and the $150 million
    U.S. treasury note.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim, Attorney-Advisor, at (202) 551-3411, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director